SHIN CORPORATION



06017442

RECEIVED

2006 OCT 16 A 11:37

OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 28, 2006

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 127/2006 and SH 128/2006**

  Subject: 1. Resolutions of Board of Directors concerning capital increase in subsidiary.
  2. Notification of disposal the investment of ADV.

  Date: September 28, 2006

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,



PROCESSED
OCT 19 2006
THOMSON
FINANCIAL

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.



Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
September 28, 2006

SH 127/2006

September 28, 2006

Re: Resolutions of Board of Directors concerning capital increase in subsidiary

To: The President
Stock Exchange of Thailand

The Board of Directors' meeting of SHIN Corporation Public Company Limited ("SHIN" or the "Company") No. 8/2006 held on August 15, 2006, approved in principal of the equity injection of the Company into Capital OK Company Limited ("Capital OK") and authorized the Executive Committee and the management to consider the appropriate amount of capital injection, providing that the capital increase has to be approved by Capital OK's shareholders meeting.

The Extraordinary General Shareholder Meeting of Capital OK No.3/2006 held on September 21, 2006, approved the capital increase of Baht 1,550 million, causing the registered capital to increase from Baht 2,500 million to Baht 4,050 million, and approved to call the capital paid-up on September 27, 2006. DBS Bank Limited (DBS), a 40% shareholder of Capital OK, has declined the right to subscribe for its portion. Therefore, the Company has assumed DBS's rights of Baht 620 million in the capital increase.

This transaction is classified by the Stock Exchange of Thailand's regulation as a related parties transaction under the *Disclosure of Information and Other Act of Listed Companies Concerning the Connected Transactions of Listed Companies*. It is required to disclose the transaction to the Stock Exchange of Thailand (SET).

The details are as follows:

Date of transaction:	The Company injected new equity into Capital OK on September 27, 2006
Parties involved:	SHIN Corporation Public Company Limited (SHIN) and DBS Bank Limited (DBS)
Relationship:	28% of DBS held directly and indirectly by Temasek Holding Pte. Ltd. (Temasek) and Temasek holds 41.76% indirectly in SHIN through Aspen Holding Co., Ltd.
General characteristics of the transaction:	SHIN, previously the 60% shareholder of Capital OK, subscribed 100% of the capital increase of Baht 1,550 million or 15,500,000 shares at par value of Baht 100 each. The transaction is considered as connected parties transaction with the size of less than 3% of the Company's net tangible assets, therefore, it is required to disclose to the SET.

Details of the securities involved:	
Name:	Capital OK Company Limited
Type of Business	Finance business
Nature of business:	Capital OK is a joint venture formed by SHIN and DBS to operate the consumer finance business including personal loans, sales finance and credit cards.
Registered and paid up Capital before :	Baht 2,500,000,000
Registered and paid up Capital after :	Baht 4,050,000,000
Board of directors:	1. Mr. Boonklee Plangsiri Director
	2. Mr. Arak Chonlatanon Director
	3. Mr. Somprasong Boonyachai Director
	4. Mrs. Siripen Sitasuwan Director
	5. Mr. Kankipati Rajan Raju Director
	6. Mr. Koh Kian Chew Director
	7. Mr. Surakiat Wongwasin Director
Proportion of securities holding before:	1. Shin Corporation Plc. 60.00%
	2. DBS Bank Limited 40.00%
Proportion of securities holding after:	1. Shin Corporation Plc. 75.31%
	2. DBS Bank Limited 24.69%
Relevant details of capital increase:	The Company paid for the capital subscription of 15,500,000 shares at par value of Baht 100 each, by cash. The source of fund will be from the Company's working capital. After the transaction, the working capital of the Company is adequate for its operation.
The basis used to determine the value of the consideration:	Par value
Benefit to the company:	The purpose of this transaction is to raise fund for Capital OK's working capital and support its future business expansion.
Opinion of the Board:	The Board considers this transaction reasonable with the purpose to support Capital OK's operation and future business expansion, which will enhance the benefit to the Company and its subsidiary. The directors who had a conflict of interests neither attend the meeting nor have any voting rights, comprised of Mr. Boonklee Plangsiri and Mrs. Siripen Sitasuwan.
Opinion of Audit Committees and/or director who had different opinion from the Board:	-None-

Summary Translation Letter
To the Stock Exchange of Thailand
September 28, 2006

SH 128/2006

September 28, 2006

Subject: Notification of disposal the investment of ADV

To: The President
The Stock Exchange of Thailand

Shin Corporation Plc ("the Company") would like to inform you that on September 27, 2006, the Company transferred 21,949,996 ordinary shares of AD Venture Company Ltd. ("ADV"), equal to 39.91% of the total paid-up capital, to CS LoxInfo Plc ("CSL") at 0.64 baht per share, totaling 14.05 million baht. After the transaction, the Company became the indirect shareholder of ADV.

Therefore, this transaction is not classified by the Stock Exchange of Thailand re: *Disclosure of Information and other Acts of Listed Companies Concerning the Acquisition and Disposition of Assets.*

Summary Translation Letter
To the Stock Exchange of Thailand
October 2, 2006

SH 129/2006

October 2, 2006

Re: Resolutions of Board of Directors concerning Acquisition capital OK's shares from DBS

To: The President
Stock Exchange of Thailand

The Board of Directors' meeting of Shin Corporation Public Company Limited ("SHIN" or the "Company"), No. 9/2006, held at the Board Room, Shinawatra Tower 1, Floor 30, 414 Phaholyothin Rd., Samsen Nai, Phayathai, Bangkok 10400, Thailand, approved the Company to enter into the Share Purchase Agreement of Capital OK Company Limited ("Capital OK") and execute the transaction to acquire 24.69 percent of Capital OK registered capital from DBS Bank Limited ("DBS") within the framework determined by the approval of the Board of Directors and consistent with terms and conditions of the related agreement between the parties. Additionally, it also authorized the Executive Committee to consider other details related to the transaction, and undertake other relevant transaction within the framework for investments laid down by the Board of Directors and disclose adequate information to the market according to the Stock Exchange of Thailand's rules and regulation.

Consequent with the planed acquisition of Capital OK shares, this transaction is classified by the Stock Exchange of Thailand's regulation as a related parties transaction under item *Disclosure of Information and Other Act of Listed Companies Concerning the Connected Transactions of Listed Companies*. The transaction accounted for approximately 1.54% of said net tangible asset and the Company is required to disclose the transaction to the Stock Exchange of Thailand. The details are as follows:

Date of transaction:	Within October 2006
Parties involved:	Buyer : Shin Corporation Public Company Limited (SHIN) Seller : DBS Bank Limited (DBS)
Relationship:	28% of DBS held directly and indirectly by Temasek Holding Pte. Ltd. (Temasek) and Temasek holds 41.76% indirectly in SHIN through Aspen Holding Co., Ltd.
General characteristics of the transaction:	SHIN will acquire 10,000,000 shares of Capital OK, par value Baht 100 from: 1. DBS Bank Limited 9,999,997 shares 2. Mr. Kankipati Rajan Raju 1 share 3. Mr. Koh Kian Chew 1 share 4. Mr. Surakiat Wongwasin 1 share
Details of the securities involved:	
Name:	Capital OK Company Limited
Type of Business	Finance business
Nature of business:	Capital OK is a joint venture formed by SHIN and DBS to operate the consumer finance business including personal loans, sales finance and credit cards.

Registered and paid up capital:	Baht 4,050,000,000	
Board of directors:	1. Mr. Boonklee Plangsiri	Director
	2. Mr. Arak Chonlatanon	Director
	3. Mr. Somprasong Boonyachai	Director
	4. Mrs. Siripen Sitasuwan	Director
	5. Mr. Kankipati Rajan Raju	Director
	6. Mr. Koh Kian Chew	Director
	7. Mr. Surakiat Wongwasin	Director
Proportion of securities holding before:	1. Shin Corporation Plc.	75.31%
	2. DBS Bank Limited	24.69%
Proportion of securities holding after:	Shin Corporation Plc.	99.99%
Relevant details of acquisition:	SHIN will acquire Capital OK shares from DBS and minor shareholders an aggregated amount of 10,000,000 shares at Baht 66.5 each, totaling of Baht 665 million by cash, source of fund will be from its working capital. After the transaction, the working capital of SHIN is adequate for its operations.	
The basis used to determine the value of the consideration:	The price is mutually agreed upon between buyer and seller, based on net book value approach which is generally used in the industry.	
Benefit to the company:	Post to the transaction, SHIN could enhance its group synergy utilization to strengthen Capital OK presence in the consumer finance market.	
Opinion of the Board:	The Board considers this transaction reasonable and consistent with terms and conditions of related agreement between the parties and this could enhance its group synergy utilization to strengthen Capital OK presence in the consumer finance market. The directors who had a conflict of interests did not attend the meeting or have any voting rights, which is Mr. Phoon Siew Heng.	
Opinion of Audit Committees and/or director who had different opinion from the Board:	-None-	

Summary Translation Letter
To the Stock Exchange of Thailand
October 3, 2006

SH 131/2006

October 3, 2006

Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III, IV) in September 2006

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited ("the Company") issued and offered of warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of warrants are as follows;

Details of ESOP	Grant I	Grant II	Grant III	Grant IV
The number of warrants (units)	29,000,000	18,083,700	13,660,200	16,000,000
Issuing Date	March 27, 2002	May 30, 2003	May 31, 2004	May 31, 2005
Exercise Price (Baht/Share)	16.645	12.782	34.046	39.568
Exercise Ratio (warrant : common share)	1:1.06942			1:1.05540
Maturity of Warrants	5 years from the issuing date			

The Company would like to report the results of the exercise of warrant to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant I, II, III, IV) in September 2006, as follows;

Outstanding of ESOP	Grant I	Grant II	Grant III	Grant IV
No. of exercised warrants in this month (units)	-	155,500	-	-
No. of remaining unexercised warrants (units)	549,700	4,689,200	9,138,700	16,000,000
No. of shares derived from this exercise (shares)	-	166,294	-	-
No. of remaining shares reserved for warrants (shares)	410,049	5,069,760	9,813,177	16,745,000

Summary Translation Letter
To the Stock Exchange of Thailand
October 3, 2006

SH 134/2006

October 3, 2006

Re: Additional information regarding additional investment in Capital OK Company Limited

To: The President
Stock Exchange of Thailand

Shin Corporation Public Company Limited (the "Company") would like to provide the additional information regarding additional investment in Capital OK Company Limited ("Capital OK") as follows:-

Consolidated (Million Baht)	**2004**	**2005**	**1Q2006**	**2Q2006**	**2Q2006** (capital increase adjusted)
Cash and deposit at financial institutions	153	585	170	555	1,805
Loan and accrued interest receivable	1,744	10,677	10,498	10,521	10,521
Total assets	2,096	12,313	11,754	12,291	13,541
Total liabilities	1,331	10,803	10,233	11,137	10,837
Total shareholders' equity	765	1,510	1,521	1,154	2,704
Income from loan	143	1,611	746	781	781
Total revenue	150	1,660	755	807	807
Total expenses	385	2,235	1,122	1,210	1,210
Net Profit (Loss)	(235)	(585)	(289)	(367)	(367)

Remark : The 2Q2006 (capital increase adjusted) figures are based on the 2Q2006 figures adjusted by taking the Baht 1,550 million of capital increase after end of 2Q2006 into account.